August 4, 2014

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Registration Statement No. 333-196647

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that distribution of the Preliminary Prospectus dated August 4, 2014 commenced on
August 4, 2014 and approximately 2,800 copies of the Preliminary Prospectus were distributed to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Extended Stay America, Inc. and ESH Hospitality, Inc. for acceleration of the effective date of the above-named Registration Statement on Form S-1 so that the Registration Statement may become effective at 3:00 p.m. EST on August 6, 2014, or as soon thereafter as it is practicable.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC
As Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By:	/s/ Brad Miller
Name: Brad Miller
Title: Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Karin Ross
Name: Karin Ross
Title: Executive Director

[Signature Page to Request for Acceleration]